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                                                                  EXHIBIT D-1.11

                            UNITED STATES OF AMERICA

                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:         James J. Hoecker, Chairman
                              William L. Massey, Linda Breathirt,
                              and Curt Hebert, Jr.


American Electric Power Company
                                                Docket Nos. EC98-40-005,
           and                                  ER98-2770-005 and ER98-2786-006

Central and Southwest Corporation


                                OPINION NO. 442-A

           OPINION AND ORDER DISMISSING IN PART, DENYING IN PART, AND
                           GRANTING IN PART REHEARING

                              (Issued May 15, 2000)

         This Opinion dismisses in part, denies in part, and grants in part rehearing of Opinion No. 442(1) in which the Commission conditionally approved the proposed merger of American Electric Power Company (AEP) and Central and South West Corporation (CSW) (jointly, Applicants). Applicants request rehearing of two determinations in Opinion No. 442. In addition, Wabash Valley Power Association, Inc. (Wabash) and Lafayette Utilities System (Lafayette) filed a joint request for rehearing of other determinations in Opinion No. 442.(2)

         BACKGROUND

         In Opinion. No. 442, the Commission concluded that the Applicants had not carried their burden of establishing that the proposed merger will not adversely affect competition. The Commission therefore conditioned its approval of the merger upon the adoption of certain long-term and interim remedies and mitigation measures. For example, the commission accepted Applicants' proposal to divest 550 MW of generating capacity, but modified it to require divestiture of Applicants' entire ownership interest in the generating facilities to be divested, explaining that "divestiture of Applicants' entire ownership interest provides the maximum assurance that control has been transferred to a third party."(3) As another example, the Commission also accepted Applicants' proposal to join a Commission-approved Regional

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(1)   American Electric Power Co. and Central and South West Corp., Opinion No.
442, 90 FERCP Paragraph 61,242 (2000).

(2)   Dayton Power & Light Company (Dayton) withdrew its request for rehearing.

(3) Opinion No. 442 at 61,792. Another merger approval condition was that Applicants complete the divestiture within a certain time frame.
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                                                                  EXHIBIT D-1.11

Transmission Organization (RTO) and transfer operational control of their transmission facilities to the RTO, but required that the RTO be fully functional and required Applicants to transfer control by December 15, 2001,(4) the date specified in the RTO Final Rule for RTO formation.(5)

         Pending the implementation of these long-term remedies, the Commission also required certain interim mitigation measures,(6) and directed Applicants to notify the Commission within 15 days of the issuance of Opinion No. 442 whether they accept the merger approval conditions. On March 27, 2000, Applicants notified the Commission that they accept the conditions, and on March 31, 2000, Applicants submitted two compliance filings to implement the interim mitigation measures.

         REHEARING REQUESTS

         Applicants state in their rehearing request that they "support the Commission's determination that, subject to certain mitigation measures, the merger will be consistent with the public interest."(7) They also state that they have accepted the merger approval conditions of Opinion No. 442 and are "committed to comply with them. Applicants will abide by their commitments regardless of the disposition of this request for rehearing."(8) In addition, Applicants state that they do not "expect the Commission to rule on the issues raised in the request for rehearing before consummation"9 of the merger. Applicants then go on, however, to request rehearing of the Commission's finding that Applicants' "analysis provides an incomplete and inadequate evaluation of the potential vertical effect of the proposed merger. . . . Consequently we conclude that Applicants failed to show that the proposed merger will not adversely affect competition as a result of combining their generation and transmission."(10) Applicants claim that concerns about vertical market power were raised by their competitors to delay the merger and pursue their own economic agenda. They also request rehearing of the modification that the Commission required to the pricing methodology for system energy exchanges between the AEP and CSW zones after the merger is consummated.

         Wabash and Lafayette request rehearing of the Commission's determination that the proposed merger, as conditioned in Opinion No. 442, is in the public interest. They argue that the Commission should have rejected the merger, and that the conditions imposed are ineffective to resolve market power concerns. Wabash and Lafayette reiterate arguments previously made (in Briefs On Exceptions to the Initial Decision) that Applicants should have been required to join the Midwest ISO before consummating the merger. In addition, they

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(4)   Id. at 20.

(5) Regional Transmission Organizations, Order No. 2000, FERC Stats. & Regs. Paragraph 31,089 (2000), order on reh'g, Order No. 2000-A, FERC Stats. & Regs. Paragraph 31,092 (2000) appeal pending.

(6)   Opinion No. 442 at 61,788-794 and Ordering Paragraph (B) at 61,799-80.

(7)   Applicants' Rehearing Request at 1.

(8)   Id. at 6.

(9)   Id. at 2.

(10)  Id. at 22 quoting from Opinion No. 442 at 61,786.
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                                                                  EXHIBIT D-1.11

reiterate the arguments that the ratepayer protection measures are "worthless,"(11) and that Wabash should be given the opportunity to terminate its contract without being exposed to stranded costs.

         DISCUSSION

         1.   Applicants' Rehearing Request

         Applicants' rehearing request contains the unequivocal statement that they will comply with the merger approval conditions regardless of the disposition of rehearing request.(12) Applicants in effect support our determination to impose certain conditions on the merger.(13) Moreover, Applicants state that they do not expect the Commission to rule on the rehearing request prior to consummation of the merger.(14) The Commission also observes that Applicants' notice accepting the merger approval conditions is unconditional. It does not even mention that Applicants will seek rehearing of the findings on which the conditions are predicated.

         The result of these statements and actions is that Applicants seek no relief from the Commission as a result of the finding in Option No. 442 that "in order to find that the proposed merger will not adversely affect competition as a result of combining transmission and generation, we find it necessary to impose certain remedies and conditions...."(15) The Commission therefore concludes that Applicants are not aggrieved by the Commission's determination on this issue.(16) Any further analysis of this determination would be pointless, since Applicants are not challenging the conditions we imposed on the basis of this determination. Accordingly, we will not address the merits of Applicants' request for rehearing as to our finding on this issue, and hereby dismiss it as moot.

         We shall grant rehearing with respect to our rejection of Applicants' original pricing proposal, because as Applicants have explained on rehearing, the formula will always operate so as not to result in an above-market price for the buying company. Applicants correctly point out that their formula defines the buyer's decremental cost as the lower of its decremental generation or its zonal purchase opportunity. Therefore, as noted by Applicants, the buyer can never pay more than the market price available in its own zonal market which was the Commission's main concern in modifying the pricing formula. Based upon our further review, we conclude that Applicants' original pricing formula produces a reasonable result and an equitable sharing of the benefits of the economic energy transfers between merged companies. Accordingly, we will

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(11)  Wabash and Lafayette's Rehearing Request at 21.

(12)  Applicants' Rehearing Request at 6.

(13)  Id. at 1.

(14)  Id. at 2.

(15)  Opinion No. 442 at 61,786

(16) Section 313(a) of the Federal Power Act, 16 U.S.C. Section 8251, permits only those persons that are aggrieved by a Commission order to request rehearing of that order. See, e.g., City of Summersville, 84 FERC Paragraph 61,073 (1998) and Arizona Public Service Co., 26 FERC Paragraph 61,357 (1984).
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                                                                  EXHIBIT D-1.11

grant rehearing, reverse our modification to Applicants' proposed pricing formula, and accept Applicants' proposal.

         2.   Wabash and Lafayette's Joint Request For Rehearing

         Wabash and Lafayette raise four issues in their joint rehearing request: (1) the Commission failed to assess the impact of the defective HHI analysis and the inadequacy of the Competitive Analysis Screening Model (CASm) associated with CASm's failure to include the AEP/Ameren transmission path as a component of the analysis and Applicants' failure to test CASm against a benchmark;(17) (2) the conditions imposed by the Commission were limited, ineffective, and failed to address intervenor arguments (e.g., strategic manipulation of generation);(18) (3) the Commission failed to insist upon implementation of RTO commitments before consummation;(19) and (4) the Commission failed to address how the proposed merger would adversely affect transmission availability.(20) We do not find Wabash and Lafayette's arguments compelling, as discussed below.

         In regard to concerns about CASm and benchmarking, we stated in the Merger Policy Statement that:

         It would be expected that there be some correlation between the suppliers included in the market by the delivered price test and those actually trading in the market. As a check, actual trade data should be used to compare actual trade patterns with the delivered price test.(21)

         In fact, Applicants provided such checks in their Application and in testimony filed during the hearing.(22) We also note that Wabash and Lafayette's argument regarding the failure of CASm to include the AEP/Ameren transmission path is unsupported. The data on the AEP/Ameren link is included in CASm. However, because CASm accounts for simultaneous transfer capability constraints, the AEP/Ameren link may not be used in all time periods. Thus we disagree that the AEP/Ameren link is not included in CASm.

         Wabash and Lafayette argue that the Commission failed to implement a remedy to resolve the harm of strategic manipulation of generation, loop flows, and transmission availability. We disagree. We note that Wabash and Lafayette do not explain how the Commission's remedies fail to address these problems. In fact, the Commission considered the

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(17)  Wabash and Lafayette's Rehearing Request at 6, 8.

(18)  Id. at 5.

(19)  Id. at 14.

(20)  Id. at 17.

(21) See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. & Regs. 68,595 at 30,133
(1996), order on reconsideration, Order No. 592-A, 79 FERC 61,321 (1997) (Merger Policy Statement).

(22)  Direct Testimony of William H. Hieronymus, Exhibit no. AC-500 at 42:9-12.
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                                                                  EXHIBIT D-1.11

arguments made by intervenors regarding the adverse competitive effects of the proposed merger and fashioned remedies accordingly.

         Wabash and Lafayette argue that the Commission erred by failing to require Applicants to implement their RTO commitments before merger consummation. As explained in Opinion No. 442, in cases where it will take time to implement a long-term remedy, such as here, interim mitigation is warranted. As we stated in Opinion No. 442, the interim mitigation will be fully effective in remedying the identified market power problems.(23)

         All the other arguments raised by Wabash and Lafayette are arguments that we have considered and either addressed or rejected as not material to our determination of the issues in this case.(24)

The Commission orders

         (A) The Applicants' rehearing request on the finding on the effect of combining transmission and generation is hereby dismissed as moot, as discussed in the body of this Opinion. Applicants' rehearing request on the energy exchange pricing methodology is hereby granted as discussed in the body of this Opinion.

         (B) The joint rehearing request of Wabash and Lafayette is hereby denied as discussed in the body of this Opinion.

By the Commission

(SEAL)


                                             S/ David P. Boergers
                                             David P. Boergers,
                                             Secretary

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(23)  Opinion No. 442 at 61,789 and 61,794.

(24) See, e.g., Opinion No. 442 at 61,794-97 for a discussion of arguments raised by Wabash and Lafayette on ratepayer protection and contract termination.